EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,			Period from September 7, 2000 (inception) through
	September 30, 2004	2003	2002	2001	December 31, 2000
Fixed charges:
Interest expense	$51,296	$39,956	$13,974	$4,286	$295
Interest portion of rental expense	1,092	843	429	223	53

Total fixed charges	$52,388	$40,799	$14,403	$4,509	$348

Earnings:
Net income (loss) before income taxes	$141,631	$132,480	$41,582	$6,792	$(62)
Fixed charges	52,388	40,799	14,403	4,509	348

Total earnings	$194,019	$173,279	$55,985	$11,301	$286

Ratio of earnings to fixed charges	3.7x	4.2x	3.9x	2.5x	0.8x

Excess (deficiency) of earnings to fixed charges	$141,631	$132,480	$41,582	$6,792	$(62)